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Sibanye Stillwater Limited
Incorporated in the Republic of South
Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and SBSW
(NYSE) ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, “the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground
Floor Cnr 14th Avenue & Hendrik Potgieter
Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Sibanye-Stillwater provides operational update post December 2021 safety related interventions
Johannesburg, 20 January 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to provide an update regarding the commencement of operations following the safety-related interventions and stoppages that were announced on 15 December 2021. These interventions reinforce the Group’s top priority of safe production to ensure the safety and health of our more than 80,000 employees (including contractors). Our primary objective is to continuously reduce operational risk and the company will not hesitate to halt operations should elevated risk require appropriate remedial action. A more comprehensive operating update will be provided in early February, with full results for the six-months and year-ended
31 December 2021 released on Thursday, 17 February 2022. For more details, please refer to our website at
https://www.sibanyestillwater.com/assets/mailers/h2FY21/.

As announced on 15 December 2021, production from all Group operating segments remains within annual guidance despite the operational stoppages.

The SA gold operations (excluding DRDGOLD) performed within guidance. Production for 2021 of 27,747kg
(892,084 oz), was above the lower level of guidance of 27,500 kg (884,000 oz), with production of 14,348kg
(461,297 oz) for H2 2021, 7% higher than for H1 2021. In early December 2021, production was suspended at
Kloof 1 shaft and at the Beatrix 1 and 3 shafts. Following the implementation of extensive safety audits and corrective measures, operations at Kloof 1 shaft recommenced in 2022, with a gradual start-up of production activities. Operations at the Beatrix 1 and 3 shafts have not yet recommenced as audits and engagements with the Department of Mineral Resources and Energy continue. It is anticipated that production from the Beatrix operation will resume towards the end of January 2022.

The operational restart in January 2022 at the remainder of the SA gold operations, post the seasonal break, has been consistent with plan.

Processing operations at Beatrix have been temporarily suspended for approximately three months from
28 December 2021 whilst rehabilitation work is undertaken on part of an active tailings storage facility
(TSF). A limited portion of the Beatrix TSF requires precautionary reinforcement and buttressing work and a decision to cease deposition while this work is being completed has been taken. It is expected that this work will be completed by April 2022. Underground mining activities will continue during this time and stockpiled ore will be processed over the remainder of 2022, once the TSF remediation has been completed.

The SA PGM operations* continue to perform well, with production for 2021 of 1,896,670 4Eoz (including attributable ounces from Mimosa), 3% above the upper level of guidance of 1,850,000 4Eoz and production of 967,678 4Eoz for H2 2021, 8% higher than for H1 2021. After an initial slow return to work and start up at the
Marikana operation, the SA PGM operations are ramping up well following the December 2021 break with
Khuseleka shaft (post the management-imposed safety suspension) and Thembelani shaft (temporarily suspended due to an increase in COVID-19 infections among supervisor and senior management), both resuming production as planned during January 2022.
Mined PGM production from the US PGM operations of 570,399 2Eoz was at the lower end of revised guidance of 570,000 2Eoz, primarily due to the ongoing impact of the safety incident in June 2021, with production of 272,098 2Eoz for H2 2021, 9% lower than for H1 2021. The implementation of further rail safety enhancements following the safety incident in June 2021 continued to restrict production from the Stillwater
West mine, which remains constrained by Mine Safety and Administration stop orders. Additionally, production from the East Boulder mine was impacted by electrical outages in December 2021 as a result of severe weather conditions. Pleasingly, the refurbishment of the bridge that crosses the Stillwater river from the Stillwater East mine to the concentrator was completed in December 2021 and is now fully operational.
The Recycling business had another strong year, with recycled PGM sales of 795,000 3Eoz for the year, within guidance of 790,000 to 810,000 3Eozs. Higher feed rates during H2 2021 facilitated a meaningful drop in inventories from the recycling operations which had built up during H1 2021.
*
SA PGM operations’ production guidance includes 50% of the attributable Mimosa production, although AISC and capital excludes Mimosa due it being equity accounted. SA PGM guidance excludes production and costs from the K4 and
Klipfontein projects
Ends.
Investor relations contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor
Relations Tel: +27 (0) 83 53 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.

All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the
United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of
Sibanye-Stillwater’s properties by 4 claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s
financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of
Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange
Commission, including the Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31
December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.